EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollar amounts in thousands)	2008	2007	2008	2007
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$11,626	$12,977	$17,229	$26,049
Add:
Fixed charges	7,191	8,600	15,087	12,674
Dividends received	262	—	262	1,270

Adjusted pretax income	$19,079	$21,577	$32,578	$39,993

Fixed charges:
Interest expense	$6,037	$7,769	$12,893	$11,301
Estimate of interest within rental expense	1,154	831	2,194	1,373

Total fixed charges	$7,191	$8,600	$15,087	$12,674

Ratio of earnings to fixed charges	2.7	2.5	2.2	3.2